

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2020

Scott A. Cox
Chief Executive Officer
Verde Bio Holdings, Inc.
5 Cowboys Way, Suite 300
Frisco, TX 75034

> **Re: Verde Bio Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 15, 2020**
> **File No. 333-248196**

Dear Mr. Cox:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page, page 3

1. We note on page 18 you disclose your selling shareholders will sell their shares at $0.08 per share, but you indicate on pages 6-7 that they may sell their shares at prevailing market prices. Please be aware that your selling shareholders are unable sell their shares on an at-the-market basis until your common stock is quoted on an existing trading market such as the OTC Market Group, Inc.'s OTCQX or OTCQB. Since your common stock is currently only quoted by the OTC Pink, your selling shareholders must sell their shares under this offering at a fixed price until your common stock is listed on an exchange or quoted on markets such as the OTCQX or OTCQB. Please revise your disclosure accordingly, including specifying the fixed price your selling shareholders will offer their shares on your cover page and summary.

Scott A. Cox
Verde Bio Holdings, Inc.
October 28, 2020
Page 2

Consolidated Financial Statements, page F-1

2.   Please update your financial statements to provide interim reports for the period ended
        July 31, 2020. Further, please provide an updated auditor's consent.

        You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Larry Spirgel, Office
Chief, at (202) 551-3815 if you have any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: J. Martin Tate, Esq.